UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Herbalife Ltd.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

G4412G101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G4412G101	Page 2 of 6 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) William P. Stiritz
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power: 1,224,722
	6	Shared Voting Power: 89,560
	7	Sole Dispositive Power: 1,224,722
	8	Shared Dispositive Power: 89,560
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,314,282
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.4%
12	Type of Reporting Person IN

Explanatory Note: Filing to correct date reference.

Item 1(a).	Name of Issuer

Herbalife Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices

P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

Item 2(a).	Name of Person Filing

William P. Stiritz

Item 2(b).	Address of Principal Business Office or, if None, Residence

790 Briar Hill Road
Belleville, Illinois 62223

Item 2(c).	Citizenship

USA

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e).	CUSIP Number

G4412G101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

		1,314,282 shares as of December 31, 2016, including, also as of December 31, 2016, options to purchase 112,600 shares pursuant to American-style call options with strike prices of $50.00 and $80.00 exercisable through January 20, 2017. For purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the reporting person is deemed to have acquired beneficial ownership of the shares underlying such call options. None of the call options, however, gives the reporting persons direct or indirect voting, investment or dispositive control over any securities of the issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the issuer prior to exercise.

	(b)	Percent of class:

		1.4%, based on 93,049,387 shares outstanding as of October 27, 2016 according to the issuer’s Form 10-Q for its quarter ended September 30, 2016.

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote:	1,112,122	(1)

		(ii) Shared power to vote or to direct the vote:	89,560

		(iii) Sole power to dispose or to direct the disposition:	1,112,122	(1)

		(iv) Shared power to dispose or to direct the disposition	89,560

		Notes:

		(1) Includes, as of December 31, 2016, options to purchase 112,600 shares pursuant to American-style call options with strike prices of $50.00 and $80.00 exercisable through January 20, 2017. Please refer to the response to Item 4(a).

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	The reporting person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,224,722 shares beneficially owned in his name. The reporting person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares held by the following persons: Susan E. Stiritz, 87,560 shares and Rebecca Stiritz, 2,000 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is trust, complete and correct.

Date:	February 14, 2017	/s/ William P. Stiritz
William P. Stiritz

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